EXHIBIT 21.1

SUBSIDIARIES OF FIRST SOLAR, INC.

Name	Jurisdiction
First Solar Development, LLC	United States
First Solar FE Holdings Pte. Ltd.	Singapore
First Solar Malaysia Sdn. Bhd.	Malaysia
First Solar Holdings GmbH	Germany
First Solar Manufacturing GmbH	Germany
First Solar GmbH	Germany
First Solar Vietnam Holdings Pte. Ltd.	Singapore
First Solar Vietnam Manufacturing Co Ltd	Vietnam
First Solar Power India Private Limited	India
FS India Solar Ventures Private Limited	India
First Solar Japan GK	Japan